Exhibit 99.3

MAYFAIR GOLD CORP.

Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Mayfair Gold Corp.

Opinion

We have audited the accompanying financial statements of Mayfair Gold Corp. (the “Company”), which comprise the statements of financial position as at December 31, 2024 and 2023, and the statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and notes to the financial statements, including material accounting policy information.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 of the financial statements, which indicates that the Company incurred a net loss of $12,682,632 during the year ended December 31, 2024 and, as of that date, the Company had an accumulated deficit of $60,526,467. As stated in Note 1, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year ended. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Except for the matter described in the Material Uncertainty Related to Going Concern section, we have determined that there are no other key audit matters to communicate in our auditor’s report.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor’s report includes Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year ended and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Glenn Parchomchuk.

Vancouver, Canada	Chartered Professional Accountants

April 30, 2025

MAYFAIR GOLD CORP.

Statements of Financial Position

(Expressed in Canadian dollars)

	Note	December 31, 2024	December 31, 2023
		$	$
ASSETS
Current
Cash and cash equivalents	5	9,534,129	13,504,009
Other receivables	12	203,700	284,249
Current portion of prepaid expenses and deposits	6	202,326	249,811

		9,940,155	14,038,069
Prepaid expenses and deposits	6	152,370	—
Property, plant and equipment	7	399,322	457,618
Mineral properties	8	13,997,500	13,997,500

Total assets		24,489,347	28,493,187

LIABILITIES
Current
Accounts payable and accrued liabilities	12	749,934	1,267,217
Deferred premium on flow-through shares	9	—	1,279,110

Total liabilities		749,934	2,546,327

SHAREHOLDERS’ EQUITY
Share capital	10	79,605,844	66,493,689
Share-based payments reserve	10	4,660,036	7,297,006
Deficit		(60,526,467)	(47,843,835)

Total shareholders’ equity		23,739,413	25,946,860

Total liabilities and shareholders’ equity		24,489,347	28,493,187

Nature of operations and going concern (Note 1)

Subsequent events (Note 16)

Approved and authorized for issue on behalf of the Board of Directors:

/s/ Sean Pi	/s/ Carson Block

Director	Director

The accompanying notes are an integral part of these financial statements.

MAYFAIR GOLD CORP.

Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars, except number of shares)

		Years ended December 31,
	Note	2024	2023
		$	$
Operating expenses
Depreciation	7	58,517	78,978
Exploration and evaluation	8,12	8,416,123	13,703,003
General and administrative	11,12	5,326,798	2,804,756
Share-based payments	10,12	607,048	2,505,617

		14,408,486	19,092,354
Other income (expense)
Amortization of flow-through premium liability	9	1,279,110	2,691,577
Foreign exchange loss		(13,245)	(9,682)
Interest income	5	329,989	332,439
Other income	12	130,000	130,000

Loss and comprehensive loss		(12,682,632)	(15,948,020)

Loss per share:
Basic and diluted		(0.12)	(0.17)
Weighted average number of common shares:
Basic and diluted		104,206,688	94,268,443

The accompanying notes are an integral part of these financial statements.

MAYFAIR GOLD CORP.

Statements of Cash Flows

(Expressed in Canadian dollars)

	Years ended December 31,
	2024	2023
	$	$
Operating activities
Loss for the year	(12,682,632)	(15,948,020)
Adjustments for:
Depreciation	58,517	78,978
Share-based payments	607,048	2,505,617
Amortization of flow-through premium liability	(1,279,110)	(2,691,577)
Foreign exchange loss	13,245	9,682
Changes in non-cash working capital:
Other receivables	80,549	115,037
Prepaid expenses and deposits	(104,885)	(142,249)
Accounts payable and accrued liabilities	(530,528)	(685,972)

Cash used in operating activities	(13,837,796)	(16,758,504)

Investing activities
Purchases of property, plant and equipment	(221)	(25,504)

Cash used in investing activities	(221)	(25,504)

Financing activities
Proceeds from exercise of options	3,991,676	163,704
Proceeds from issuance of common shares, net of issuance costs	5,876,461	23,352,183
Payment of lease liability	—	(9,966)

Cash provided by financing activities	9,868,137	23,505,921

Effect of exchange rate on changes in cash and cash equivalents	—	(9,682)
Change in cash and cash equivalents	(3,969,880)	6,712,231
Cash and cash equivalents, beginning of year	13,504,009	6,791,778

Cash and cash equivalents, end of year	9,534,129	13,504,009

Supplemental cash flow information:
Interest paid in cash	—	—
Cash interest income received	329,989	332,439
Income taxes paid in cash	—	—
Fair value reversal on exercise of options	3,244,018	128,192

The accompanying notes are an integral part of these financial statements.

MAYFAIR GOLD CORP.

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars, except number of shares)

	Common shares	Share capital	Share-based payments reserve	Deficit	Total shareholders’ equity
	#	$	$	$	$
Balance, December 31, 2022	87,951,007	46,277,610	4,919,581	(31,895,815)	19,301,376
Issuance of common shares - private placements	12,070,000	24,525,050	—	—	24,525,050
Flow-through premium - private placements		(3,428,000)			(3,428,000)
Share issue costs	—	(1,172,867)	—	—	(1,172,867)
Issuance of common shares - exercise of options	291,100	163,704	—	—	163,704
Fair value of share options exercised from share-based payments reserve	—	128,192	(128,192)	—	—
Share-based payments	—	—	2,505,617	—	2,505,617
Loss and comprehensive loss	—	—	—	(15,948,020)	(15,948,020)

Balance, December 31, 2023	100,312,107	66,493,689	7,297,006	(47,843,835)	25,946,860
Issuance of common shares - private placements	3,340,000	6,012,000	—	—	6,012,000
Share issue costs	—	(135,539)			(135,539)
Issuance of common shares - exercise of options	5,630,900	3,991,676	—	—	3,991,676
Fair value of share options exercised from share-based payments reserve	—	3,244,018	(3,244,018)	—	—
Share-based payments	—	—	607,048	—	607,048
Loss and comprehensive loss	—	—	—	(12,682,632)	(12,682,632)

Balance, December 31, 2024	109,283,007	79,605,844	4,660,036	(60,526,467)	23,739,413

The accompanying notes are an integral part of these financial statements.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Mayfair Gold Corp. (the “Company”) was incorporated pursuant to the Business Corporations Act of British Columbia on July 30, 2019. The Company’s registered office is located at Suite 700 - 1199 West Hastings Street, Vancouver, BC, Canada, V6E 3T5. The Company’s principal place of business is 489 MacDougall Street, Matheson, ON, Canada, P0K 1N0. The Company is listed for trading on the TSX Venture Exchange under the symbol “MFG.V” and on the OTCQX under the symbol “MFGCF”. The Company is engaged in the operation, acquisition, exploration and development of mineral properties.

These financial statements for the years ended December 31, 2024 and 2023 (“financial statements”) have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least the next twelve months. As at December 31, 2024, the Company has working capital of $9,190,221 (December 31, 2023 - $11,491,742) and an accumulated deficit of $60,526,467 (December 31, 2023 - $47,843,835). For the year ended December 31, 2024, the Company incurred a loss of $12,682,632 (2023 - $15,948,020). The Company’s ability to continue as a going concern is dependent upon its ability to raise adequate funding through equity or debt financing to discharge its liabilities as they come due. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. These factors may cast significant doubt upon the Company’s ability to continue as a going concern.

Should the Company be unable to continue as a going concern, asset and liability realization values may be substantially different from their carrying values. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	BASIS OF PREPARATION

Statement of compliance

These financial statements were approved by the Board of Directors and authorized for issue on April 30, 2025.

These financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis of presentation

The financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS Accounting Standards, as well as information presented in the statements of cash flows. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Certain comparative balances have been reclassified to conform to the current years presentation.

Functional and presentation currency

The financial statements are presented in Canadian dollars (“CAD”), which is the Company’s functional and presentation currency. References to “US$” or “USD” are to United States dollars.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

a)	Cash and cash equivalents

Cash and cash equivalents comprise cash, bank deposits and highly liquid short-term investments that are readily convertible into known amounts of cash.

b)	Financial instruments

Financial instruments are accounted for in accordance with IFRS 9 Financial Instruments. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Classification of financial instruments

The Company determines the classification of its financial instruments which are all measured at fair value on initial recognition. Upon initial recognition, a financial asset is classified as measured at: amortized cost, fair value through profit or loss (“FVTPL”), or fair value through other comprehensive income (“FVTOCI”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial liability is classified as measured at amortized cost or FVTPL.

The Company’s financial assets comprise of cash and cash equivalents, other receivables (excluding sales tax recoverable) and deposits which are classified as and measured at amortized cost.

The Company’s financial liabilities comprise of accounts payable and accrued liabilities which are classified as and measured at amortized cost.

Impairment of financial assets at amortized cost

The Company considers all information available, including on a forward-looking basis, to assess the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset at the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

c)	Share issuance costs

Professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as share issue costs.

d)	Equity instruments

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, stock options and share purchase warrants are classified as equity instruments.

e)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. In addition, parties are considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

f)	Mineral property and exploration and evaluation costs

Exploration and evaluation (“E&E”) costs are those costs required to find a mineral property and determine commercial viability and technical feasibility. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

Exploration and evaluation costs consist of:

•	gathering exploration data through topographical and geological studies;

•	exploratory drilling, trenching and sampling;

•	determining the volume and grade of the resource;

•	test work on geology, metallurgy, mining, geotechnical and environmental; and

•	conducting and refining engineering, marketing and financial studies

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Costs in relation to these activities are expensed as incurred until such time that technical feasibility and commercial viability are demonstrable. At such time, mineral properties are assessed for impairment and an impairment loss, if any, is recognized. Capitalized acquisition costs included in mineral properties are transferred to capitalized costs within property, plant and equipment, or intangible assets, as appropriate. Determination of technical feasibility and commercial viability requires management’s judgment and includes assessment of legal, environmental, social and governmental factors.

The Company recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property. These assets are recognized at fair value or relative fair value if applicable. Capitalized mineral properties consist of:

•	acquired interest in exploration properties;

•	amounts paid for acquired rights associated with exploration properties; and

•	changes in decommissioning and restoration amounts capitalized during the period.

Management reviews its mineral property at each reporting period for signs of impairment and annually after each exploration season to consider if there is impairment in value taking into consideration current year exploration results and management’s assessment of the future probability of profitable operations from the property, or likely gains from the disposition or option of the property. If a property is abandoned or inactive for a prolonged period, or considered to have no future economic potential, the acquisition costs are written off to profit or loss.

g)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued. Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

h)	Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The proceeds from issuance of these shares are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares. A deferred premium liability is recognized for this difference. The Company renounces the deductions for tax purposes related to the eligible exploration and evaluation expenditures on the date the flow-through shares are issued. The premium liability is reduced on a pro-rata basis and recorded in other income based on the corresponding eligible expenditures that have been incurred.

i)	Share-based payment transactions

The Company has a stock option plan that provides for the granting of options to Officers, Directors, employees and consultants to acquire shares of the Company. The fair value of the options is measured on grant date and is recognized as an expense with a corresponding increase in share-based payments reserve as the options vest.

Options granted to employees and others providing similar services are measured at grant date at the fair value of instruments issued. Fair value is determined using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis.

Options granted to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used. The value of goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

Over the vesting period, share-based payments are recorded as an operating expense and as share-based payments reserve. When options are exercised the consideration received is recorded as share capital and the related share-based payments originally recorded as share-based payment reserve are transferred to share capital.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

j)	Loss per share

Basic loss or earnings per share is calculated by dividing loss or earnings attributable to common shares by the weighted average number of shares outstanding during the year. Diluted loss or earnings per share is calculated using the denominator of the basic loss or earnings calculation described above adjusted to include the potentially dilutive effect of outstanding stock options.

k)	Property, plant and equipment

Property, plant and equipment are recorded at cost and depreciated using the declining-balance basis at the following annual rates:

Class of property, plant and equipment	Depreciation rate
Computers	50%
Furniture and fixtures	20%
Building exploration office	4%
Land exploration office	nil
Machinery and equipment	20%
Vehicles	30%

Additions during the year are depreciated on a pro-rated basis.

l)	Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating units (“CGU”) (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets). The recoverable amount of the asset (or CGU) is the greater of the asset’s (or CGU’s) fair value less costs to sell and its value in use to which the assets belong.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized in profit or loss for the period, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions on reserves and expected future production revenues and expenses.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

m)	Income taxes and deferred taxes

The income tax expense is comprised of current and deferred income taxes. Current and deferred income tax are recognized in profit or loss, except to the extent that they relate to items recognized directly in equity or equity instruments.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Current income tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous periods. Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current income tax liabilities and assets and they relate to income taxes levied by the same tax authority for the same taxable entity. A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related income tax benefit will be realized.

n)	Foreign currency

Transactions and balances in currencies other than the Canadian dollar, the currency of the primary economic environment in which the Company operates are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at exchange prevailing on the statement of financial position date are recognized in profit or loss.

o)	New accounting standards and interpretations

The Company adopted the following amendment to accounting standards, which are effective for annual periods beginning on or after January 1, 2024:

Classification of liabilities as current or non-current - amendments to IAS 1

The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement

•	That a right to defer must exist at the end of the reporting period

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments have not had an impact on the classification of the Company’s liabilities.

The Company has not early-adopted any other new accounting standards, interpretations or amendments that have been issued but are not yet effective.

p)	Pronouncements issued but not yet effective

IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”)

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its ‘operating profit or loss’. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the financial statements.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the ‘solely payments of principal and interest’ criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company is currently assessing the effect of these amendments on the financial statements.

4.	SIGNIFICANT JUDGMENTS AND SOURCES OF ESTIMATION UNCERTAINTY

The preparation of financial statements under IFRS Accounting Standards requires management to make judgements in applying its accounting policies and estimates that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout these financial statements and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)	Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. Material uncertainties exist related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

b)	Economic recoverability and probability of future economic benefits of mineral properties

The impairment of exploration and evaluation assets is influenced by judgment in defining a cash-generating unit and determining the indicators of impairment and estimates used to measure impairment losses. The Company is required to measure the recoverable amount of exploration and evaluation assets when there are indicators that their carrying value may be impaired. The assessment of any impairment of exploration and evaluation assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and useful lives of the assets.

c)	Valuation of share-based compensation

The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

4.	SIGNIFICANT JUDGMENTS AND SOURCES OF ESTIMATION UNCERTAINTY (continued)

d)	Recognition of deferred tax

The measurement of a deferred tax provision is subject to uncertainty associated with the timing of future events and changes in legislation, tax rates and interpretations by tax authorities. The estimation of taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future tax provisions or recoveries could be affected.

5.	CASH AND CASH EQUIVALENTS

Cash is comprised of cash deposits held in reputable financial institutions and cash equivalents consist of short-term investments in guaranteed investment certificates (“GICs”).

A summary of the Company’s cash and cash equivalents is as follows:

	December 31, 2024	December 31, 2023
	$	$
Cash	7,408,166	1,289,292
Cash equivalents (1)	2,125,963	12,214,717

	9,534,129	13,504,009

(1)	Cash equivalents consist of redeemable GICs with maturities of 3 to 10 months and interest rates between 2.45% and 4.95%.

During the year ended December 31, 2024, interest income from GICs and deposits in the Company’s savings account totaled $329,989 (2023 - $ 332,439).

6.	PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits consist of insurance policy prepayments, listing fee prepayments and other expenses.

A summary of the Company’s prepaid expenses and deposits is as follows:

	December 31, 2024	December 31, 2023
	$	$
Prepaid expenses	351,572	91,311
Deposits with suppliers	3,124	158,500

	354,696	249,811

Current portion	202,326	249,811
Non-current portion	152,370	—

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

7.	PROPERTY, PLANT AND EQUIPMENT

A summary of the Company’s property, plant and equipment is as follows:

	Computers	Furniture and fixtures	Building exploration office	Land exploration office	Machinery and Equipment	Vehicles	Right-of-use lease assets	Total
	$	$	$	$	$	$	$	$
Cost
Balance, December 31, 2022	67,782	13,210	343,630	69,000	45,574	130,050	88,105	757,351
Additions	—	—	14,790	—	10,714	—	—	25,504

Balance, December 31, 2023	67,782	13,210	358,420	69,000	56,288	130,050	88,105	782,855
Additions	221	—	—	—	—	—	—	221

Balance, December 31, 2024	68,003	13,210	358,420	69,000	56,288	130,050	88,105	783,076

Accumulated depreciation
Balance, December 31, 2022	65,249	4,602	22,854	—	14,471	60,768	78,315	246,259
Depreciation	2,533	2,643	13,917	—	11,080	39,015	9,790	78,978

Balance, December 31, 2023	67,782	7,245	36,771	—	25,551	99,783	88,105	325,237
Depreciation	13	2,642	14,337	—	11,258	30,267	—	58,517

Balance, December 31, 2024	67,795	9,887	51,108	—	36,809	130,050	88,105	383,754

Carrying amount
Balance, December 31, 2023	—	5,965	321,649	69,000	30,737	30,267	—	457,618

Balance, December 31, 2024	208	3,323	307,312	69,000	19,479	—	—	399,322

Depreciation during the year ended December 31, 2024 was $58,517 (2023 - $78,978).

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

8.	MINERAL PROPERTIES

On June 8, 2020, the Company entered into a binding asset purchase agreement (the “Asset Purchase Agreement”) with Lake Shore Gold Corp. (“Lake Shore”). Pursuant to the terms of the Asset Purchase Agreement, the Company agreed to acquire 6 leases on mining lands, 18 patents on mining lands, 144 cell claims and 3 surface rights only patents located in the Guibord, Munro, Michaud and McCool Townships in northeast Ontario, Canada (the “Fenn-Gib Property” collectively).

As consideration for the acquisition of the Fenn-Gib Property the Company agreed to:

i.	Pay Lake Shore a cash payment of US$11,000,000; and

ii.	Grant Lake Shore a 1.0% net smelter returns royalty derived from the future production of minerals from the Fenn-Gib Property.

On December 31, 2020, the transaction closed and $13,997,500 (US$11,000,000) was paid and recorded as mineral properties. The balance of mineral properties as at December 31, 2024 and 2023 was $13,997,500.

A summary of the Company’s exploration and evaluation expenses at the Fenn-Gib Property for the years ended December 31, 2024 and 2023, is as follows:

	2024	2023
	$	$
Camp maintenance, supplies, mobilization, general costs	432,641	1,197,177
Drilling	2,725,556	6,865,610
Environmental assessment and pre-feasibility studies	1,244,834	58,892
Exploration contractors	442,779	1,552,055
Exploration personnel and program support (Note 12)	1,736,382	2,024,978
Laboratory analysis	604,552	1,067,634
Other exploration and evaluation expenses	367,144	564,905
Permitting	862,235	371,752

	8,416,123	13,703,003

9.	DEFERRED PREMIUM ON FLOW-THROUGH SHARES

Flow-through units are issued at a premium, which is calculated as the difference between the price of a flow-through unit and the price of a unit at the issuance date. Tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

Funds raised through the issuance of flow-through units are required to be expended on qualifying Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date represent the funds received from flow-through share issuances that have not been spent and are held by the Company for such expenditures.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

9.	DEFERRED PREMIUM ON FLOW-THROUGH SHARES (continued)

A summary of the Company’s flow-through funding, expenditure requirements and corresponding impact on the flow-through premium liability is as follows:

	Flow-through funding and expenditure requirements	Flow-through premium liability
	$	$
Balance, December 31, 2022	5,103,907	542,687
Flow through shares funds raised on May 17, 2023	6,001,600	1,694,000
Flow through shares funds raised on November 2, 2023	5,997,600	1,734,000
Flow-through expenditures incurred, renounced, and amortization of flow-through premium liability	(12,678,890)	(2,691,577)
Balance, December 31, 2023	4,424,217	1,279,110
Flow-through expenditures incurred, renounced, and amortization of flow-through premium liability	(4,424,217)	(1,279,110)

Balance, December 31, 2024	—	—

During the year ended December 31, 2024, the Company recognized $1,279,110 (2023 - $2,691,577) as amortization of flow-through premium liability under other income in profit or loss.

10.	SHARE CAPITAL

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

Issued share capital

The number of shares issued and fully paid as at December 31, 2024 is 109,283,007 (December 31, 2023 - 100,312,107).

During the year ended December 31, 2024, the Company had the following share capital transactions:

•

The Company issued 5,630,900 common shares pursuant to the exercise of stock options with a weighted average exercise price of $0.71 generating gross proceeds of $3,991,676. In connection with the exercises, the Company transferred $3,244,018 from share-based payments reserve to share capital.

•

On October 17, 2024, the Company completed a private placement consisting of the issue of 3,340,000 common shares at a price of $1.80 per share for a total consideration of $6,012,000. Share issuance costs of $135,539 were incurred in connection with the offering.

During the year ended December 31, 2023, the Company had the following share capital transactions:

•

The Company issued 291,100 common shares pursuant to the exercise of share options with a weighted average exercise price of $0.56 generating gross proceeds of $163,704. In connection with the exercises, the Company transferred $128,192 from share-based payments reserve to share capital.

•

On November 2, 2023, the Company completed a flow-through private placement consisting of the issue of 2,040,000 common shares at a price of $2.94 per share for total consideration of $5,997,600. An amount of $1,734,000 was recognized as the premium paid for the flow-through shares in excess of the fair value of the common shares and was initially recognized as a liability. Share issuance costs of $332,192 were incurred in connection with the offering. The Company completed a non-flow-through private placement consisting of the issue 2,881,000 common shares at a price of $2.10 per share for total consideration of $6,050,100. Share issuance costs of $305,148 were incurred in connection with the offering.

•

On June 8, 2023, the Company completed a private placement consisting of the issue of 1,729,000 common shares at a price of $1.75 per share for total consideration of $3,025,750. Share issuance costs of $206,221 were incurred in connection with the offering.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

10.	SHARE CAPITAL (continued)

•

On May 17, 2023, the Company completed a flow-through private placement consisting of the issue of 2,420,000 common shares at a price of $2.48 per share for total consideration of $6,001,600. An amount of $1,694,000 was recognized as the premium paid for the flow-through shares in excess of the fair value of the common shares and was initially recognized as a liability. Share issuance costs of $314,012 were incurred in connection with the offering.

•

On January 10, 2023, the Company completed a private placement consisting of the issue of 3,000,000 common shares at a price of $1.15 per share for total consideration of $3,450,000. Share issuance costs of $15,294 were incurred in connection with the offering.

Stock options

The Company, through its Board of Directors and shareholders, adopted a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock options as identified in the Plan, which includes provisions limiting the issuance of options to qualified persons and employees of the Company to maximums identified in the Plan and the vesting terms.

During the year ended December 31, 2024, the Company had the following stock option transactions:

•

On April 17, 2024, the Company granted 100,000 stock options to an officer of the Company with an exercise price of $2.54. Of the stock options granted, 50% vested immediately and 50% will vest on April 17, 2025. The options are exercisable for a five-year term expiring on April 17, 2029. The fair value of the options was determined to be $181,172 using the Black-Scholes option pricing model.

•

On June 20, 2024, the Company granted 100,000 stock options to two directors of the Company with an exercise price of $1.90. The options are exercisable for a five-year term expiring on June 20, 2029. Of the stock options granted, 33,332 will vest on June 20, 2025, 33,334 will vest on June 20, 2026 and 33,334 will vest on June 20, 2027. The fair value of the options was determined to be $144,455 using the Black-Scholes option pricing model.

•

On October 28, 2024, the Company granted 300,000 stock options to an officer of the Company with an exercise price of $2.03. Of the stock options granted, 100,000 vested immediately and 100,000 each will vest on October 28, 2025 and October 28, 2026. The options are exercisable for a five-year term expiring on October 27, 2029. The fair value of the options was determined to be $458,165 using the Black-Scholes option pricing model.

During the year ended December 31, 2023, the Company had the following stock option transactions:

•

On November 14, 2023, the Company granted 1,905,000 stock options to officers and employees of the Company with an exercise price of $2.14 and exercisable for a five-year term expiring on November 14, 2028. The fair value of the options was determined to be $2,373,821 using the Black-Scholes option pricing model. Of the stock options granted, 1,507,500 vested immediately, 132,500 vested on May 14, 2024, 132,500 will vest on November 14, 2024 and 132,500 will vest on May 14, 2025.

•

On February 3, 2023, the Company granted 100,000 stock options to a consultant with an exercise price of $1.50 and exercisable for a five-year term expiring on February 3, 2028. The fair value of the options was determined to be $80,750 using the Black-Scholes option pricing model. These options vested immediately.

A summary of the Company’s stock option activity is as follows:

	Stock options outstanding	Weighted average exercise price
	#	$
Balance, December 31, 2022	8,035,000	0.84
Granted	2,005,000	2.11
Exercised	(291,100)	0.56

Balance, December 31, 2023	9,748,900	1.11
Granted	500,000	2.11
Exercised	(5,630,900)	0.71
Expired	(2,800,000)	1.69
Forfeited	(195,000)	2.14

Balance, December 31, 2024	1,623,000	1.67

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

10.	SHARE CAPITAL (continued)

A summary of the Company’s outstanding and exercisable stock options as at December 31, 2024 is as follows:

Expiry date	Number of options outstanding	Number of options exercisable	Weighted average exercise price	Weighted average remaining life
	#	#	$	Years
January 19, 2025 (1) (Note 15)	13,000	13,000	1.29	0.05
January 19, 2025 (1) (Note 15)	25,000	25,000	2.14	0.05
February 23, 2025 (1) (Note 15)	55,000	55,000	1.29	0.15
February 23, 2025 (1) (Note 15)	60,000	60,000	2.14	0.15
February 3, 2028	100,000	100,000	1.50	3.09
November 14, 2028	375,000	350,000	2.14	3.87
April 17, 2029	100,000	50,000	2.54	4.30
June 20, 2029	100,000	—	1.90	4.47
October 27, 2029	300,000	100,000	2.03	4.82
December 31, 2030	210,000	210,000	0.47	6.00
January 6, 2032	100,000	100,000	0.90	7.02
December 6, 2032	185,000	185,000	1.29	7.94

Balance, December 31, 2024	1,623,000	1,248,000	1.67	4.64

(1)	Accelerated expiry dates for options relating to officers and employees no longer working for the Company.

A summary of the Company’s weighted average inputs used in the Black-Scholes option pricing model to calculate the fair value of the stock options granted during the years ended December 31, 2024 and 2023, is as follows:

	2024	2023
Share price	$2.17	$2.11
Exercise price	$2.11	$2.11
Risk-free interest rate	3.24%	3.83%
Expected life	5.00	5.00
Expected volatility	91.71%	65.75%
Expected annual dividend yield	0.00%	0.00%

During the year ended December 31, 2024, the Company recognized share-based payments of $607,048 (2023 - $2,505,617) from the vesting of stock options.

11.	GENERAL AND ADMINISTRATIVE

A summary of the Company’s general and administrative expenses for the years ended December 31, 2024 and 2023, is as follows:

	2024	2023
	$	$
Directors fees (Note 12)	123,036	140,623
Management fees (Note 12)	2,088,159	1,233,647
Marketing and public relations	238,934	132,186
Other general and administrative	460,697	472,262
Professional fees (Note 12)	2,223,564	680,032
Transfer agent and regulatory fees	192,408	146,006

	5,326,798	2,804,756

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

12.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company’s related parties include directors, key management personnel of the Company, including the Chief Executive Officer and Chief Financial Officer, their companies and their close family members.

A summary of the Company’s related party transactions and key management compensation for the years ended December 31, 2024 and 2023, is as follows:

	2024	2023
	$	$
Director’s fees	123,035	140,623
Exploration personnel and program support (1)	371,233	440,363
Management fees	562,246	1,233,647
Change of control payment to former officer in management fees (2)	1,525,912	—
Professional fees	1,012,555	210,000
Share-based payments	458,100	1,277,253
Other income	(130,000)	(130,000)

	3,923,081	3,171,886

(1)	Amounts relating to the compensation of the Vice President of Technical Services and former Vice President of Exploration.
(2)	In December 2024, the Company filed a claim against the former CEO for reimbursement of this amount. The outcome of this lawsuit is not determinable as at the date of these financial statements.

During the year ended December 31, 2024, the Company recorded other income of $130,000 (2023 - $130,000) from strategic planning services, technical advisory and consulting services provided to HC Alternative I, Ltd (“HC Alternative”), a corporation partially owned by a director of the Company.

A summary of the amounts due to and due from related parties as at December 31, 2024 and December 31, 2023 is as follows:

	2024	2023
	$	$
Receivable from HC Alternative for consulting services rendered:	130,000	56,000

Payable to a corporation partially owned by a director	130,000	50,000
Payable to a corporation partially owned by the CFO	17,779	—
Payable to key management personnel	246	338,534
Payable to other related party	5,000	38,976

	153,024	427,510

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 - Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, other receivables (excluding sales tax recoverable), deposits and accounts payable and accrued liabilities, which are classified and measured at amortized cost. The carrying values approximate the fair value of these financial instruments due to their short-term nature.

The Company is exposed to certain financial risks by its financial instruments. The risk exposures and their impact on the Company’s financial statements are summarized below.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to fulfill its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents and deposits. The Company minimizes its credit risk related to cash and cash equivalents by placing cash and cash equivalents with major financial institutions. The Company considers the credit risk related to both cash and cash equivalents and deposits to be minimal.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns. The Company has assessed interest rate risk as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company endeavors to ensure that sufficient funds are raised from equity offerings to meet its operating requirements, after taking into account existing cash and expected exercise of stock options and share purchase warrants. The Company’s cash and cash equivalents are held in business accounts and are available on demand for the Company’s programs. As at December 31, 2024, the Company had a cash and cash equivalents balance of $9,534,129 (December 31, 2023 - $13,504,009) to settle current liabilities of $749,934 (December 31, 2023 - $2,546,327) and has assessed the liquidity risk as minimal.

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company is exposed to foreign exchange risk from fluctuations in the US dollar to the Canadian dollar.

A summary of the Company’s financial assets and liabilities that are denominated US dollar as at December 31, 2024, is as follows:

USD
$
Financial assets
Cash and cash equivalents	78,627
Financial liabilities
Accounts payable and accrued liabilities	34,664

Net financial assets	43,963

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s profit or loss by approximately $4,396. The Company has assessed the foreign exchange risk as minimal.

14.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders.

Historically, the Company has been dependent on external financing to fund its activities. The capital structure of the Company consists of shareholders’ equity. The Company manages its capital structure and adjusts it for changes in economic conditions and the risk characteristics of the underlying assets, being mineral properties.

In order to maintain or adjust its capital structure, the Company may issue new shares through equity offerings or sell assets to fund operations. Management reviews the Company’s capital management approach on a regular basis. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2024.

MAYFAIR GOLD CORP.

Notes to the Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

15.	INCOME TAXES

The Company has not recognized any deferred income tax assets. The Company recognizes deferred income tax assets based on the extent to which it is probable that sufficient taxable income will be realized during the carry forward periods to utilize all deferred tax assets.

A summary of the Company’s reconciliation of income taxes at statutory rates for the years ended December 31, 2024 and 2023, is as follows:

	2024	2023
	$	$
Loss for the year	(12,682,632)	(15,948,020)

Income tax recovery at statutory rates	(3,424,000)	(4,306,000)
Non-deductible expenditures and non-taxable revenues	(181,000)	(50,000)
Impact of flow through shares	1,195,000	3,423,000
Share issuance costs	(37,000)	(318,000)
Change in unrecognized deferred tax assets	2,447,000	1,251,000

Income tax expense	—	—

The significant components of the Company’s deferred tax assets and liabilities are follows:

	December 31, 2024	December 31, 2023
	$	$
Share issuance costs and financing fees	393,000	590,000
Non-Capital losses	4,327,000	2,777,000
Property and equipment	80,000	64,000
Mineral resource properties	2,673,000	1,595,000

Deferred tax assets	7,473,000	5,026,000
Unrecognized deferred tax assets	(7,473,000)	(5,026,000)

Deferred tax assets, net	—	—

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	December 31, 2024	Expiry date range	December 31, 2023	Expiry date range
	$		$
Temporary differences:
Share issuance costs and financing fees	1,455,000	2044 to 2048	2,184,000	2043 to 2047
Non-capital losses available for future periods	16,025,000	2039 to 2044	10,285,000	2039 to 2043
Property and equipment	296,000	No expiry date	237,000	No expiry date
Mineral resource properties	9,899,000	No expiry date	5,907,000	No expiry date

Total	27,675,000		18,613,000

16.	SUBSEQUENT EVENTS

A total of 153,000 stock options expired unexercised.

On January 28, 2025, the Company granted 175,000 stock options to an officer of the Company. These stock options have an exercise price of $1.70 and expire on January 28, 2030. Of the stock options granted, 1/3 vested immediately and 1/3 each will vest on January 28, 2026 and January 28, 2027.

On February 13, 2025, the Company granted 350,000 stock options to an officer of the Company. These stock options have an exercise price of $1.85 and expire on February 13, 2030. Of the stock options granted, 1/3 will vest on March 1, 2026 and 1/36 will vest each month for the next 24 months thereafter.